Exhibit 99.2

Nobul AI Corp and Check-Cap Ltd Enter into Definitive Business Combination Agreement

Check-Cap Ltd.

Mar 25, 2024, 19:15 ET

Proposed business combination to create a North American technology company with an AI-driven fintech marketplace. Combined company to apply for listing on Nasdaq and TSX

TORONTO, March 25, 2024 /CNW/ -- Nobul AI Corp. (“Nobul”) and Check-Cap Ltd. (“Check-Cap” or the “Company”) (NASDAQ: CHEK) today announced that they have entered into a definitive Business Combination Agreement (the “Business Combination Agreement”) under which the shareholders of Nobul will become the majority holders of the combined company. If completed, the business combination will create a public company headquartered in Toronto, Canada and focused on an AI-driven fintech marketplace as well as buying and AI-enabling traditional companies to generate higher returns for its shareholders.

In connection with the transaction, the combined company will apply for listing on the NASDAQ and TSX. Listing will be subject to the satisfaction of all listing requirements and approval of the NASDAQ and TSX. The executive team of Nobul will serve as the executive team of the combined company, led by Regan McGee, Nobul’s Founder, Chief Executive Officer and Chairman.

“We are excited to enter into a definitive business combination agreement with Nobul, a high-growth technology company focused on generating strong returns for its shareholders,” said Paul Medeiros, Chairman of the Board of Directors of Check-Cap. “Following a comprehensive and thorough review of strategic alternatives, Check-Cap’s Board of Directors concluded that the proposed transaction with Nobul is in the best interest of our shareholders. We intend to hold a special meeting of Check-Cap shareholders in the coming months to vote on this business combination.”

“The proposed business combination with Check-Cap is expected to be a transformative step forward in the execution of our mission to deliver value to our shareholders. Nobul has a proven track record of successful M&A and PE transactions, and this merger will give us a platform to pursue many more of these opportunistic transactions as a public company,” stated Mr. McGee.

The proposed transaction has been approved by the board of directors of both companies. The business combination is subject to the approval of Check-Cap shareholders at a special meeting of shareholders, in accordance with provisions of Israeli Companies Law, along with the satisfaction or waiver of other customary conditions including regulatory and exchange approvals. The special meeting of shareholders is expected to occur in the coming months.

Kingswood Capital Partners LLC provided a verbal Fairness Opinion to Check-Cap’s Board of Directors and ArcStone Securities and Investment Corp. acted as a financial advisor to Check-Cap in connection with the transaction.

About Nobul AI Corp.

Nobul is an AI-driven, high growth fintech company offering a category-leading technology solution for home buyers and sellers. Among other recognitions, in 2022, Nobul won the top spot in Deloitte’s Technology 50™ Award as the highest-growth tech company in Canada with a four-year revenue growth trajectory of 72,944%. In 2023, Nobul earned a place on Deloitte Technology Fast 500™. The Deloitte Technology Fast 500™ provides a ranking of the most innovative and fastest-growing technology, media, telecommunications, life sciences, fintech, and energy tech companies — both public and private — in North America. In 2019, Nobul was also named on the honorable CNBC Upstart 100, a list of the brightest, most intriguing, young startups promising to become the great companies of tomorrow. For more information, refer to www.nobul.com.

About Check-Cap

Check-Cap (NASDAQ: CHEK) is a clinical stage medical diagnostics company aiming to redefine colorectal cancer (CRC) screening through the introduction of C-Scan®, the first and only patient-friendly preparation-free screening test to detect polyps before they may transform into colorectal cancer and enable early intervention and cancer prevention. C-Scan is an investigational device and is not available for sale in the United States.

Important Additional Information and Where to Find It

In connection with the business combination, Nobul intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 containing a prospectus with respect to common shares of Nobul to be issued in the business combination, and Check-Cap intends to deliver a proxy statement to its shareholders in connection with the special meeting of its shareholders. Nobul also intends to file a prospectus concerning the business combination with the relevant Canadian securities commissions. Check-Cap and Nobul may also file other documents with the SEC and relevant Canadian securities commissions (as applicable) regarding the business combination. This press release is not a substitute for the prospectus or any other document which Nobul or Check-Cap may file with the SEC and Canadian securities commissions (as applicable). INVESTORS, NOBUL SECURITY HOLDERS AND CHECK-CAP SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED BY NOBUL OR CHECK-CAP WITH THE SEC AND RELEVANT CANADIAN SECURITIES COMMISSIONS (AS APPLICABLE), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND RELATED MATTERS. Investors, Nobul security holders and Check-Cap security holders will also be able to obtain free copies of the prospectus (when available) and other documents containing important information about Check-Cap, Nobul and the business combination that are or will be filed with the SEC and relevant Canadian securities commissions (as applicable) by Check-Cap or Nobul through the website maintained by the SEC at www.sec.gov, and through the website maintained by the Canadian Securities Administrators at www.sedarplus.ca. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Check-Cap, Nobul and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from the shareholders of Check-Cap in connection with the business combination. Information about Check-Cap’s directors and executive officers is set forth in Check-Cap’s SEC filings. Information about Nobul’s directors and executive officers will be set forth in the registration statement and prospectus (when available). Other information regarding the interests of such individuals, as well as information regarding other persons who may be deemed participants in the business combination, will be set forth in the registration statement, the prospectus, the proxy statement and other relevant materials to be filed or submitted with the SEC and relevant Canadian securities commissions (as applicable) when they become available. Investors, Nobul security holders and Check-Cap security holders should read the registration statement, the prospectus and the proxy statement carefully when they become available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Legal Notice Regarding Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements”. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies of Check-Cap and/or Nobul regarding the future including, without limitation, statements regarding Nobul’s technology, expectations regarding the ownership structure of the combined company, the structure, timing and completion of the proposed business combination, the listing of the combined company on NASDAQ and the TSX and anticipated shareholder returns and future M&A opportunities for the combined company. In addition, any statements that refer to future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would,” “aim,” “target,” “commit,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward looking. Forward-looking statements are based on current expectations and assumptions that, while considered reasonable are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions; the outcome of any legal proceedings that may be instituted against Nobul or Check-Cap following the announcement of the business combination; the inability to complete the business combination, including due to failure to obtain approval of the shareholders of Check-Cap; delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory or stock exchange approvals, or associated delays, required to complete the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth, maintain relationships with customers and suppliers and retain key employees; costs related to the business combination; the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; other risks and uncertainties indicated from time to time in the registration statement on Form F-4 which is expected to be filed by Nobul with the SEC and other risks, uncertainties and factors set forth in Check-Cap’s SEC filings, as well as factors associated with companies, such as Nobul and Check-Cap, that operate in the technology industry. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this press release, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Neither Check-Cap nor Nobul undertakes or accepts any duty to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or in the events, conditions or circumstances on which any such statement is based. This press release does not purport to summarize all of the conditions, risks and other attributes of an investment in Nobul, Check-Cap or the combined company.

Contact:

Bob Marese
MacKenzie Partners, Inc.
1-800-322-2885
1-212-929-5500 (International)
proxy@mackenziepartners.com

SOURCE Check-Cap Ltd.

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